SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, December 2007

Commission File Number 000-29898
Research In Motion Limited

(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐       Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended December 1, 2007

2	Consolidated Financial Statements for the Three Months and Nine Months Ended December 1, 2007

3	Canadian Forms 52-109F2 — Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 1, 2007 COMPARED TO THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 2, 2006
December 21, 2007
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months and nine months ended December 1, 2007 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 3, 2007. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.
RIM has prepared the MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months and nine months ended December 1, 2007 and up to and including December 21, 2007.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Special Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s plans and expectations with respect to matters relating to its historical stock option granting practices, including regulatory investigations and litigation in connection therewith;

•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F (copies of such filings may be obtained at www.sedar.com and www.sec.gov):
•	risks related to the restatement of RIM’s previously filed financial statements as a result of its internal review of its stock option granting practices, and regulatory investigations or litigation relating to those matters including possible sanctions or penalties against the Company or its directors or officers;

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	RIM’s ability to enhance current products and develop new products;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	the continued quality and reliability of RIM’s products and services;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	risks associated with RIM’s expanding foreign operations;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	foreign exchange risks;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	risks associated with short product life cycles;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	government regulation of wireless spectrum and radio frequencies;

•	the costs and burdens of compliance with new government regulations;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations; and

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, software development tools, and other hardware and software. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month with substantially all service fees having no regard to the amount of data traffic the subscriber account passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier’s responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting “push”-based BlackBerry wireless services.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee. There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended March

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
3, 2007 other than the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) in the first quarter of fiscal 2008.
FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, Accounting for Income Taxes, and prescribes a recognition threshold of more likely than not to be sustained upon examination. In addition, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure and transitions. See Note 10 — “Income Taxes” in the Consolidated Financial Statements for additional information.
RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
Overview
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in the MD&A for the fiscal year ended March 3, 2007 and Note 4 to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.
The Restatement is the result of a voluntary internal review (the “Review”) by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock based awards granted prior to the adoption of the Stock Option Plan.
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
Each of the SEC, the Ontario Securities Commission (“OSC”) and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.
Actions Taken as a Result of the Review
As previously disclosed, the Board of Directors, based on the recommendations of the Special Committee, has implemented, or is in the process of implementing, a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process in particular. These measures include:
•	Benefits from Option Grants - All directors and each of RIM’s co-Chief Executive Officers and Chief Operating Officers (“c-level officers”) agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice presidents of the Company were asked to agree to similar treatment for their options that have dating issues, where those options were granted after the employee’s commencement of employment and in the employee’s capacity as vice presidents. As of the date hereof, all of the stock options held by directors, c-level officers and vice presidents that are subject to such repricing have been repriced, and the Company has received $8.7 million, including interest, in restitution payments from its directors, c-level officers and vice presidents.

•	Changes to the Company’s Stock Option Granting Practices - In June 2007, the Board of Directors approved a formal policy on granting equity awards, the details of which are described in the Company’s Management Information Circular, dated June 14, 2007 (the “Management Information Circular”), a copy of which can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. In addition, in July 2007, the Board of Directors determined to exclude non-employee directors from future stock option grants.

•	Changes to the Company’s Board of Directors, Board Committees and Organizational Structure - In accordance with the Special Committee’s recommendations and other considerations, the Board of Directors has established a new Oversight Committee, separated the roles of Chairman and CEO, implemented other changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles. In addition to Ms. Barbara Stymiest and Mr. John Wetmore, who became directors of the Company in March 2007, Mr. David Kerr and Mr. Roger Martin were elected as directors of the Company at the annual general meeting of the Company on July 17, 2007. Each of the new directors are “independent” within the meaning of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
applicable securities laws and stock exchange rules. As previously disclosed, each of Mr. Douglas Fregin, Mr. Kendall Cork and Dr. Douglas Wright did not stand for re-election at the annual general meeting of the Company. Mr. Cork and Dr. Wright were appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years.

•	Other Changes - The Company is in the process of establishing an internal audit department, the head of which will report directly to the chair of the Audit Committee as well as the Co-Chief Executive Officer, Jim Balsillie. An individual has been hired to lead the internal audit function and is scheduled to commence employment with the Company in January 2008. Additionally, the Company is enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program. A candidate selection process is underway to fill these positions.
Review Costs
Included in the Company’s selling, marketing and administrative expenses in fiscal 2007 and for the nine months ended December 1, 2007 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and the regulatory investigations and litigation related thereto.
Mr. Jim Balsillie and Mr. Mike Lazaridis, the Company’s Co-Chief Executive Officers, voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million each) of those costs. The Company received these voluntary payments in the second quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital. In addition, as part of the Notice of Application that was filed with the Ontario Superior Court of Justice-Commercial List by a pension fund shareholder, seeking various orders against the Company and named directors, the Company and the other defendants entered into an agreement with the shareholder to settle the Application and a proposed derivative action. Under the settlement, among other things, RIM agreed to the payment of CAD $1.1 million on account of the shareholder’s legal costs, and consistent with their earlier voluntary agreement (described above and in RIM’s March 5, 2007 press release summarizing the results of the Review) to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the Review, RIM’s co-CEO’s, Jim Balsillie and Mike Lazaridis, agreed to pay RIM a further CAD $2.5 million each to defray the Review costs incurred by RIM. The Company received these voluntary payments of CAD $2.5 million each in the third quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital.
Risks Related to the Company’s Historical Stock Option Granting Practices
As a result of the events described above, the Company has become subject to the following significant risks, each of which could have a material adverse effect on the Company’s business, financial condition and results of operations:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	The Company’s stock option granting practices are subject to ongoing investigations by the SEC, the OSC and the USAO. The investigations and requests for information, including interviews with the Company’s management and others, have required significant management attention and resources. The period of time necessary to resolve the investigations or to adequately respond to requests for information is uncertain, and these matters could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. While it is not possible to predict at this time what action may result from the investigations or inquiries, the Company anticipates that RIM or certain of its directors or officers may be subject to potential enforcement action and could be subject to other potential risks and outcomes as described below. If the securities regulators or the USAO determine that a violation of securities or other laws may have occurred, or has occurred, the Company or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, or the USAO could seek to impose criminal sanctions against the Company or its officers or directors if it determines that there was an intent to violate securities or other laws, any of which actions would have a material adverse effect on the Company. There can be no assurance that other regulatory agencies in the United States, Canada or elsewhere will not make inquiries about, or commence investigations into, matters relating to the Company’s stock option practices.

•	As previously disclosed, the Company was served with an application filed by a pension fund shareholder in Ontario, Canada, which, among other things, sought to commence a shareholder derivative action relating to the Company’s historical option granting practices, and also made certain demands with respect to the conduct and scope of the Review. Such action was settled in the third quarter of fiscal 2008. On November 5, 2007, the Ontario Superior Court of Justice granted an order approving the settlement and issuing a representation order that binds all RIM shareholders to the terms of the agreement, except for those who had opted out. Approximately one hundred shareholders opted out of the settlement. Those who disclosed the number of shares held by them indicated that, combined, the opt-out shareholders hold approximately 27,400 shares (approximately 0.005% of all outstanding shares). However, certain opt-out shareholders did not disclose the number of shares held by them. On December 10, 2007, the Ontario Superior Court of Justice issued an order extending the opt-out deadline to January 22, 2008 for customers of Goldman Sachs Exchange & Clearing L.P., who did not receive notice of the settlement in the initial mailing. While that lawsuit has been settled, additional lawsuits, including purported class actions and additional derivative actions, may be filed relating to the Company’s stock option granting practices. The amount of time to resolve any such lawsuits is unpredictable, and defending against such lawsuits could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

•	The Company could incur significant liabilities in connection with any litigation relating to its stock option granting practices, which liabilities may not be covered by insurance. In addition, the Company has indemnity obligations (including for legal expenses) for former and current directors, officers and employees, which are described in greater detail in the Management Information Circular.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	As noted above, in connection with the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior stock option grants. While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated. Additionally, if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact of past option grants, there could be delays in subsequent filings with the SEC or the OSC.

•	The Company may face challenges in hiring and retaining qualified personnel due to the Restatement, the investigations relating to the Company and any potential tax consequences to employees who received grants of stock options with incorrect accounting measurement dates. In addition, restrictions on the Company’s ability to grant stock options to new employees under its policy on granting equity awards, which provides for quarterly grants of stock options except in limited and exceptional circumstances, may make it more difficult for the Company to attract new employees. The loss of the services of any of the Company’s key employees or challenges in hiring new employees could have a material adverse effect on its business and growth prospects. In addition, the Company may receive claims by employees who may be subject to adverse tax consequences as a result of errors in connection with stock option grants.
Summary Results of Operations — Third Quarter of Fiscal 2008 Compared to the Third Quarter of Fiscal 2007
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at December 1, 2007 and December 2, 2006:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and for the Three Months Ended
					Change
					Q3 Fiscal
	December 1, 2007		December 2, 2006		2008/2007
	(in thousands, except for per share amounts)
Revenue	$1,672,529	100.0%	$835,053	100.0%	$837,476
Cost of sales	824,657	49.3%	382,422	45.8%	442,235

Gross margin	847,872	50.7%	452,631	54.2%	395,241

Expenses
Research and development	92,150	5.5%	61,184	7.3%	30,966
Selling, marketing and administration	238,175	14.2%	146,569	17.6%	91,606
Amortization	27,653	1.7%	20,334	2.4%	7,319

	357,978	21.4%	228,087	27.3%	129,891

Income from operations	489,894	29.3%	224,544	26.9%	265,350
Investment income	23,816	1.4%	12,666	1.5%	11,150

Income before income taxes	513,710	30.7%	237,210	28.4%	276,500
Provision for income taxes	143,249	8.6%	62,018	7.4%	81,231
	-

Net income	$370,461	22.1%	$175,192	21.0%	$195,269

Earnings per share
Basic	$0.66		$0.32		$0.34

Diluted	$0.65		$0.31		$0.34

Weighted-average number of shares outstanding (000’s)
Basic	560,400		552,963
Diluted	573,700		569,463

Total assets	$4,709,845		$2,769,520		$1,940,325
Total liabilities	$1,221,114		$478,558		$742,556
Total long-term liabilities	$86,223		$32,786		$53,437
Shareholders’ equity	$3,488,731		$2,290,962		$1,197,769
Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for the third quarter of fiscal 2008 and fiscal 2007, as presented in the table above, reflects the 3-for-1 stock split implemented by way of a stock dividend. The stock dividend was paid in the second quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Revenue for the third quarter of fiscal 2008 was $1.67 billion, an increase of $837.5 million, or 100.3%, from $835.1 million in the third quarter of fiscal 2007. The number of BlackBerry devices sold increased by approximately 2,122,000, or 117.0%, to approximately 3,936,000 in the third quarter of fiscal 2008, compared to approximately 1,814,000 during the third quarter of fiscal 2007. Device revenue increased by $718.6 million, or 114.9%, to $1.34 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $89.4 million to $231.9 million, reflecting the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2007. Software revenue increased by $16.4 million to $59.6 million in the third quarter of fiscal 2008.
The Company’s net income increased by $195.3 million to $370.5 million, or $0.66 basic earnings per share (“basic EPS”) and $0.65 diluted earnings per share (“diluted EPS”), in the third quarter of fiscal 2008, compared to net income of $175.2 million, or $0.32 basic EPS and $0.31 diluted EPS, in the third quarter of fiscal 2007. Basic and diluted earnings per share for the third quarter of fiscal 2008 and fiscal 2007 reflect the 3-for-1 stock split implemented by way of a stock dividend. The stock dividend was paid in the second quarter of fiscal 2008. The $195.3 million increase in net income in the third quarter of fiscal 2008 primarily reflects an increase in gross margin in the amount of $395.2 million, resulting primarily from the increased number of device shipments which was partially offset by an increase of $122.6 million in the Company’s research and development expenses and sales and marketing programs.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
Selected Quarterly Financial Data
The following tables set forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended December 1, 2007. The Company has restated its consolidated balance sheet as of March 4, 2006, and its consolidated statement of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for prior years. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the Company’s audited consolidated financial statements and include all adjustments necessary for a fair presentation of information when read in conjunction with such consolidated financial statements. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year 2008			Fiscal Year 2007				Fiscal Year 2006
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
							(as restated) (1)
	(in thousands, except per share data)
Revenue	$1,672,529	$1,372,250	$1,081,911	$930,393	$835,053	$658,541	$613,116	$561,219
Gross margin	$847,872	$704,417	$560,070	$497,358	$452,631	$370,085	$337,728	$308,511

Research and development, Selling, marketing and administration, and Amortization	357,978	311,464	276,212	256,454	228,087	190,582	175,851	152,991
Litigation (2)	—	—	—	—	—	—	—	162,500
Investment income	(23,816)	(18,984)	(16,447)	(14,794)	(12,666)	(12,606)	(12,051)	(19,219)

Income before income taxes	513,710	411,937	300,305	255,698	237,210	192,109	173,928	12,239

Provision for (recovery of) income taxes (3)	143,249	124,252	77,085	68,314	62,018	51,957	45,084	(3,356)

Net income	$370,461	$287,685	$223,220	$187,384	$175,192	$140,152	$128,844	$15,595

Earnings per share (4)
Basic	$0.66	$0.51	$0.40	$0.34	$0.32	$0.25	$0.23	$0.03

Diluted	$0.65	$0.50	$0.39	$0.33	$0.31	$0.25	$0.22	$0.03

Research and development	$92,150	$88,171	$74,934	$67,321	$61,184	$55,846	$51,822	$44,322
Selling, marketing and administration	238,175	197,943	177,483	167,112	146,569	116,283	107,958	93,347
Amortization	27,653	25,350	23,795	22,021	20,334	18,453	16,071	15,322

	$357,978	$311,464	$276,212	$256,454	$228,087	$190,582	$175,851	$152,991

Notes:

(1)	See “Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.

(2)	See “Critical Accounting Policies and Estimates — Litigation” in the Company’s annual MD&A for the fiscal year ended March 3, 2007.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

(4)	Basic and diluted earnings per share reflect the 3-for-1 stock split implemented by way of a stock dividend. The stock dividend was paid in the second quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three months ended December 1, 2007 compared to the three months ended December 2, 2006
Revenue
Revenue for the third quarter of fiscal 2008 was $1.67 billion, an increase of $837.5 million, or 100.3% from $835.1 million in the third quarter of fiscal 2007.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Q3 Fiscal 2008		Q3 Fiscal 2007		2008/2007
Number of devices sold	3,936,000		1,814,000		2,122,000	117.0%

ASP	$342		$345		$(3)	(1.0%)

Revenues
Devices	$1,344,225	80.4%	$625,626	74.9%	$718,599	114.9%
Service	231,897	13.9%	142,532	17.1%	89,365	62.7%
Software	59,647	3.6%	43,235	5.2%	16,412	38.0%
Other	36,760	2.1%	23,660	2.8%	13,100	55.4%

	$1,672,529	100.0%	$835,053	100.0%	$837,476	100.3%

Device revenue increased by $718.6 million, or 114.9%, to $1.34 billion or 80.4% of consolidated revenue, in the third quarter of fiscal 2008 compared to $625.6 million, or 74.9% of consolidated revenue, in the third quarter of fiscal 2007. This increase in device revenue over the prior year’s period is attributable to the volume increase of 2,122,000 devices, or 117.0%, to approximately 3,936,000 devices sold in the third quarter of fiscal 2008, compared to approximately 1,814,000 devices sold in the third quarter of fiscal 2007. The increase in device shipments in the third quarter of fiscal 2008 when compared to the second quarter of fiscal 2008 shipments of approximately 3,056,000 primarily reflects the impact of new product launches in the quarter. ASP decreased to $342 in the third quarter of fiscal 2008 from $345 in the third quarter of fiscal 2007 due primarily to a change in the BlackBerry device mix. As RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to decline. ASP is dependant on projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10 or 2.9% change in overall ASP would result in a quarterly revenue change of approximately $39 million, based upon the Company’s volume of devices shipped in the third quarter of fiscal 2008.
Service revenue increased $89.4 million, or 62.7%, to $231.9 million and comprised 13.9% of consolidated

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
revenue in the third quarter of fiscal 2008, compared to $142.5 million, or 17.1% of consolidated revenue in the third quarter of fiscal 2007. BlackBerry subscriber account additions increased by approximately net 1.65 million to approximately 12 million subscriber accounts as at December 1, 2007 with over 33% of RIM’s subscriber account base being outside of North America, compared to an increase of approximately net 875,000 during the third quarter of fiscal 2007 to approximately 7 million subscriber accounts as at December 2, 2006. The increase in subscriber accounts in the third quarter of fiscal 2008 when compared to the second quarter of fiscal 2008 additions of approximately net 1.45 million primarily reflects the impact of the new product launches noted above.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $16.4 million to $59.6 million and comprised 3.6% of consolidated revenue in the third quarter of fiscal 2008, compared to $43.2 million, or 5.2% of consolidated revenue, in the third quarter of fiscal 2007.
Other revenue, which includes accessories, non-warranty repairs and NRE, increased by $13.1 million to $36.8 million in the third quarter of fiscal 2008 compared to $23.7 million in the third quarter of fiscal 2007. The majority of the increase was attributable to increases in accessories and non-warranty repair revenues.
Gross Margin
Gross margin increased by $395.3 million, or 87.3%, to $847.9 million, or 50.7% of revenue, in the third quarter of fiscal 2008, compared to $452.6 million, or 54.2% of revenue, in the same period of the previous fiscal year. The 3.5% decline in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 80.4% of the total revenue mix in the third quarter of fiscal 2008 compared to 74.9% in the third quarter of fiscal 2007, as well as changes in the BlackBerry device mix. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended December 1, 2007 compared to the quarter ended December 2, 2006. The Company believes it is meaningful to also provide data for the second quarter of fiscal 2008 given the quarterly increases in revenue realized by the Company during fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Three Month Fiscal Periods Ended
	December 1, 2007		September 1, 2007		December 2, 2006
		% of		% of		% of
	$	Revenue	$	Revenue	$	Revenue

Revenue	$1,672,529		$1,372,250		$835,053

Research and development	$92,150	5.5%	$88,171	6.4%	$61,184	7.3%
Selling, marketing and administration	238,175	14.2%	197,943	14.4%	146,569	17.6%
Amortization	27,653	1.7%	25,350	1.8%	20,334	2.4%

	$357,978	21.4%	$311,464	22.7%	$228,087	27.3%

Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support and travel.
Research and development expenditures increased by $31.0 million to $92.2 million, or 5.5% of revenue, in the quarter ended December 1, 2007 compared to $61.2 million, or 7.3% of revenue, in the third quarter of fiscal 2007. The majority of the increases during the third quarter of fiscal 2008 compared to the third quarter of fiscal 2007 were attributable to salaries and benefits, new product development costs, travel and office expenses, as well as related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.
Selling, marketing and administrative expenses increased by $91.6 million to $238.2 million, or 14.2% of revenue, for the third quarter of fiscal 2008 compared to $146.6 million, or 17.6% of revenue for the comparable period in fiscal 2007. The net increase of $91.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, as well as salary and benefit expense primarily as a result of increased personnel. Other increases were attributable to office and related staffing infrastructure costs, external advisory fees and travel expenses. The increase also includes legal, accounting and other professional costs incurred by the Company in the third quarter of fiscal 2008 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, regulatory investigations relating to the Company’s historical option granting practices and related matters.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $7.4 million to $27.7 million for the third quarter of fiscal 2008 compared to $20.3 million for the comparable period in fiscal 2007. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during fiscal 2007 and the first two quarters of fiscal 2008.
Investment Income
Investment income increased by $11.1 million to $23.8 million in the first quarter of fiscal 2008 from $12.7 million in the comparable period of fiscal 2007. The increase primarily reflects the increase in cash and cash equivalents, short-term investments and investments when compared to the prior year’s quarter as well as higher interest rate yields.
Income Taxes
For the third quarter of fiscal 2008, the Company’s income tax expense was $143.2 million resulting in an effective tax rate of 27.9% compared to an income tax expense of $62.0 million and an effective tax rate of 26.1% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The third quarter fiscal 2008 tax provision was favourably impacted from a $10.7 million settlement, in the quarter, of previously unrecognized investment tax credits (“ITCs”) on research and development expenditures attributable to prior fiscal periods.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income increased by $195.3 million to $370.5 million, or $0.66 basic EPS and $0.65 diluted EPS, in the third quarter of fiscal 2008, compared to $175.2 million, or $0.32 basic EPS and $0.31 diluted EPS, in the third quarter of fiscal 2007.
The $195.3 million increase in net income in the third quarter of fiscal 2008 reflects primarily an increase in gross margin in the amount of $395.2 million, which was partially offset by an increase of $122.6 million in the Company’s research and development expenses and sales and marketing programs.
The weighted average number of shares outstanding was 560.4 million common shares for basic EPS and 573.7 million common shares for diluted EPS for the quarter ended December 1, 2007 compared to 553.0 million common shares for basic EPS and 569.5 million common shares for diluted EPS for the comparable period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for both the third quarter of fiscal 2008 and third quarter of fiscal 2007 reflects the 3-for-1 stock split implemented by way of a stock dividend in the second quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Common Shares Outstanding
On December 20, 2007, there were 561.0 million common shares, 17.8 million options to purchase common shares and no Restricted Share Units outstanding.
Stock Split
The Company declared a 3-for-1 stock split of the Company’s outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid in the second quarter of fiscal 2008. All share, earnings per share and stock option data for the current, year-to-date and prior comparative periods reflects this stock dividend.
Nine months ended December 1, 2007 compared to the nine months ended December 2, 2006
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Nine Months Ended
					Change
	December 1, 2007		December 2, 2006		2008/2007
	(in thousands, except for per share amounts)
Revenue	$4,126,690	100.0%	$2,106,710	100.0%	$2,019,980
Cost of sales	2,014,331	48.8%	946,266	44.9%	1,068,065

Gross margin	2,112,359	51.2%	1,160,444	55.1%	951,915

Expenses
Research and development	255,255	6.2%	168,852	8.0%	86,403
Selling, marketing and administration	613,601	14.9%	370,810	17.6%	242,791
Amortization	76,798	1.9%	54,858	2.6%	21,940

	945,654	22.9%	594,520	28.2%	351,134

Income from operations	1,166,705	28.3%	565,924	26.9%	600,781
Investment income	59,247	1.4%	37,323	1.8%	21,924

Income before income taxes	1,225,952	29.7%	603,247	28.6%	622,705
Provision for income taxes	344,586	8.4%	159,059	7.6%	185,527

Net income	$881,366	21.4%	$444,188	21.1%	$437,178

Earnings per share
Basic	$1.58		$0.80		$0.78

Diluted	$1.54		$0.78		$0.76

Weighted-average number of shares outstanding (000’s)
Basic	559,100		555,672
Diluted	572,300		572,472
Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for the first nine months of fiscal 2008 and fiscal 2007 as presented in the table above reflects the 3-for-1 stock split implemented by way of a stock dividend. The stock dividend was paid in the second quarter of fiscal 2008.
Revenue
Revenue for the first nine months of fiscal 2008 was $4.13 billion, an increase of $2.02 billion, or 95.9%, from $2.11 billion in the first nine months of fiscal 2007.
A comparative breakdown of the significant revenue streams is set forth in the following table:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Nine Month Periods				Change - Fiscal
	Q3 YTD Fiscal 2008		Q3 YTD Fiscal 2007		2008/2007

Number of devices sold	9,408,000		4,385,000		5,023,000	114.5%

ASP	$345		$350		$(5)	(1.4%)

Revenues
Devices	$3,245,443	78.6%	$1,533,185	72.8%	$1,712,258	111.7%
Service	606,897	14.7%	387,985	18.4%	218,912	56.4%
Software	171,317	4.2%	123,928	5.9%	47,389	38.2%
Other	103,033	2.5%	61,612	2.9%	41,421	67.2%

	$4,126,690	100.0%	$2,106,710	100.0%	$2,019,980	95.9%

Device revenue increased by $1.71 billion, or 111.7%, to $3.25 billion, or 78.6% of consolidated revenue, in the first nine months of fiscal 2008 compared to $1.53 billion, or 72.8%, of consolidated revenue in the first nine months of fiscal 2007. This increase in device revenue over the prior year’s period is primarily attributable to a volume increase of 5,023,000 units or 114.5% to approximately 9,408,000 units in the first nine months of fiscal 2008 compared to approximately 4,385,000 units in the first nine months of fiscal 2007, partially offset by a decrease of $5 or 1.4%, in ASP to $345 in the current nine month fiscal period from $350 in the first nine months of fiscal 2007.
Service revenue increased $218.9 million, or 56.4%, to $606.9 million and comprised 14.7% of consolidated revenue in the first nine months of fiscal 2008 compared to $388.0 million, or 18.4% of consolidated revenue in the first nine months of fiscal 2007, reflecting the Company’s increase in Blackberry subscriber accounts since the third quarter of fiscal 2007.
Software revenue increased $47.4 million, or 38.2%, to $171.3 million in the first nine months of fiscal 2008 from $123.9 million in the first nine months of fiscal 2007.
Other revenue increased by $41.4 million to $103.0 million in the first nine months of fiscal 2008 compared to $61.6 million in the first nine months of fiscal 2007. The majority of the increase was attributable to increases in accessories and non-warranty repair.
Gross Margin
Gross margin increased by $951.9 million, or 82.0%, to $2.11 billion, or 51.2% of revenue, in the first nine months of fiscal 2008, compared to $1.16 billion, or 55.1% of revenue, in the same period of the previous fiscal year. The decrease of 3.9% in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 78.6% of the total revenue mix in the first nine months of fiscal 2008 compared to 72.8% in the same period of fiscal 2007, as well as changes in the BlackBerry device mix. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development
Research and development expenditures increased by $86.4 million to $255.3 million, or 6.2% of revenue, in the nine months ended December 1, 2007, compared to $168.9 million, or 8.0% of revenue, in the first nine months of fiscal 2007. The majority of the increases during the first nine months of fiscal 2008, compared to fiscal 2007, were attributable to salaries and benefits, new product development costs, travel, office and related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses increased by $242.8 million to $613.6 million for the first nine months of fiscal 2008 compared to $370.8 million for the comparable period in fiscal 2007. As a percentage of revenue, selling, marketing and administrative expenses decreased to 14.9% in the current fiscal period versus 17.6% in the comparable preceding fiscal period. The net increase of $242.8 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel. The increase also includes other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, regulatory investigations relating to the Company’s historical option granting practices and related matters.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $21.9 million to $76.8 million for the first nine months of fiscal 2008 compared to $54.9 million for the comparable period in fiscal 2007. The increased amortization expense for the nine months ended December 1, 2007 reflects the impact of nine months amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during fiscal 2007 and the first two quarters of fiscal 2008.
Investment Income
Investment income increased by $21.9 million to $59.2 million in the first nine months of fiscal 2008 from $37.3 million in the comparable period of fiscal 2007. The increase reflects the increase in cash and cash equivalents, short-term investments and investments when compared to the prior year period as well as higher interest rates.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Income Taxes
For the first nine months of fiscal 2008, the Company’s income tax expense was $344.6 million, resulting in an effective tax rate of 28.1% compared to income tax expense of $159.1 million or an effective tax rate of 26.4% for the comparable period in fiscal 2007. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The fiscal 2008 tax rate increase was partially offset by the significant depreciation of the U.S. dollar relative to the Canadian dollar in the first and third quarters of fiscal 2008, as well as the settlement in the third quarter of fiscal 2008 of previously unrecognized ITCs on research and development expenditures attributable to prior fiscal periods. The foreign exchange impact was a result of the U.S. denominated assets and liabilities, and the related timing of these transactions, held by Canadian entities that are subject to tax in Canadian dollars.
Net Income
Net income was $881.4 million, or $1.58 basic EPS and $1.54 diluted EPS, in the first nine months of fiscal 2008 compared to net income of $444.2 million, or $0.80 basic EPS and $0.78 diluted EPS, in the prior year’s comparable period.
The $437.2 million increase in net income in the first nine months of fiscal 2008 reflects primarily an increase in gross margin in the amount of $951.9 million, which was offset by an increase of $329.2 million in the Company’s investments in research and development expenses and sales and marketing programs.
The weighted average number of shares outstanding was 559.1 million common shares for basic EPS and 572.3 million common shares for diluted EPS for the nine months ended December 1, 2007 compared to 555.7 million common shares for basic EPS and 572.5 million common shares for diluted EPS for the same period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for both the nine months ended December 1, 2007 and the nine months ended December 2, 2006 reflects the 3-for-1 stock split implemented by way of a stock dividend. The stock dividend was paid in the second quarter of fiscal 2008.
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and investments increased by $405.0 million to $2.13 billion as at December 1, 2007 from $1.73 billion as at September 1, 2007. The majority of the Company’s cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at December 1, 2007.
A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at
	December 1, 2007	September 1, 2007	Change - Q3/Q2

Cash and cash equivalents	$1,189,995	$847,903	$342,092
Short-term investments	407,173	493,941	(86,768)
Investments	536,127	386,489	149,638

Cash and cash equivalents, short-term investments and investments	$2,133,295	$1,728,333	$404,962

Market values are determined for each security in the investment portfolio. The Company assesses any declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity.
The Company, in the normal course, closely monitors the credit quality of its investments in debt securities. The Company invests in liquid, investment grade debt securities and limits its exposure to any one entity or group of related entities. As at December 1, 2007, the Company does not consider any investment to be other-than-temporarily impaired.
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers.
As at December 1, 2007, the Company held $87.2 million in face value of auction rate securities, all of which carry AAA/Aaa ratings. Included in this amount are $40.5 million in face value of auction rate securities that are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents (a predetermined basis points spread over LIBOR), and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $0.6 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to more normal levels, or otherwise until maturity, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has reclassified the failing auction rate securities from short-term investments to investments on the balance sheet at December 1, 2007. As at December 1, 2007, the Company does not consider these investments to be other-than-temporarily impaired.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three months ended December 1, 2007 compared to the three months ended December 2, 2006
Operating Activities
Cash flow provided by operating activities was $520.6 million in the third quarter of fiscal 2008, compared to cash flow provided by operating activities of $210.3 million in the third quarter of the preceding fiscal year, representing an increase of $310.3 million. The table below summarizes the key components of this net increase.

	Three Months Ended
			Change - Fiscal
	December 1, 2007	December 2, 2006	2008/2007

Net income	$370,461	$175,192	$195,269
Amortization	47,861	34,642	13,219
Deferred income taxes	1,564	11,673	(10,109)
Stock-based compensation	9,100	4,033	5,067

Changes in:
Trade receivables	(184,758)	(72,144)	(112,614)
Other receivables	30,070	(2,157)	32,227
Inventory	(38,606)	(20,410)	(18,196)
Accounts payable	47,789	(9,912)	57,701
Accrued liabilities	124,697	50,579	74,118
Income taxes payable	112,426	39,543	72,883
All other	(35)	(745)	710

Cash provided from operating activities	$520,569	$210,294	$310,275

Financing Activities
Cash flow provided by financing activities was $30.4 million for the third quarter of fiscal 2008 primarily attributable to proceeds from the exercise of employee stock options as well as the voluntary payments of CAD $2.5 million made by each of the co-CEOs. Cash flow provided by financing activities of $27.2 million in the fiscal 2007 comparable period is primarily attributable to the issuance of share capital on the exercise of stock options.
Investing Activities
Cash flow used in investing activities was $199.2 million for the third quarter of fiscal 2008 and included capital asset additions of $96.5 million and intangible asset additions of $41.0 million as well as transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisitions in the amount of $58.7 million. For the third quarter of the prior fiscal year, cash flow used in

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
investing activities was $85.0 million and included capital asset additions of $64.1 million and intangible asset additions of $18.7 million.
Nine months ended December 1, 2007 compared to the nine months ended December 2, 2006
Operating Activities
Cash flow provided by operating activities was $970.7 million in the first nine months of fiscal 2008 compared to cash flow provided by operating activities of $561.6 million in the first nine months of the preceding fiscal year, representing an increase of $409.1 million. The table below summarizes the key components of this net increase.

	Nine Months Ended
			Change-Fiscal
	December 1, 2007	December 2, 2006	2008/2007

Net income	$881,366	$444,188	$437,178

Amortization	126,854	92,041	34,813
Deferred income taxes	(60,587)	66,300	(126,887)
Stock-based compensation	23,400	13,833	9,567

Changes in:
Trade receivables	(464,689)	(130,430)	(334,259)
Other receivables	(38,088)	(2,461)	(35,627)
Inventory	(84,092)	(81,406)	(2,686)
Accounts payable	99,379	28,128	71,251
Accrued liabilities	246,595	77,632	168,963
Income taxes payable	253,999	58,777	195,222
All other	(13,453)	(5,015)	(8,438)

Cash flows from operating activities	$970,684	$561,587	$409,097

Financing Activities
Cash flow provided by financing activities was $64.2 million for the first nine months of fiscal 2008 and was primarily provided by the proceeds from the exercise of stock options in the amount of $46.5 million, as well as the voluntary payments of CAD $7.5 million each made by the co-CEOs. The cash flow used in the first nine months of fiscal 2007 in the amount of $159.7 million was primarily attributable to the repurchase of 3.2 million common shares in the amount of $203.9 million pursuant to the Company’s Common Share Repurchase Program, offset in part by the proceeds from the exercise of stock options in the amount of $39.4 million.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investing Activities
During the nine months ended December 1, 2007, cash flow used in investing activities was $512.3 million and included capital asset additions of $242.3 million and intangible asset additions of $64.5 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisitions in the amount of $199.4 million. For the first nine months of the prior fiscal year, cash flow used in investing activities was $249.3 million and included capital asset additions of $176.8 million, intangible asset additions of $49.4 million, business acquisitions in the amount of $116.0 million offset in part by transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition, amounting to $92.9 million.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at December 1, 2007:

			One to	Four to	Greater
		Less than	Three	Five	than Five
	Total	One Year	Years	Years	Years

Long-term debt	$7,545	$336	$7,209	$—	$—
Operating lease obligations	110,197	14,711	36,797	18,407	40,282
Purchase obligations and commitments	1,778,242	1,778,242	—	—	—

Total	$1,895,984	$1,793,289	$44,006	$18,407	$40,282

Purchase obligations and commitments of $1.78 billion as of December 1, 2007, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.
The Company has commitments on account of capital expenditures of approximately $39 million included in the $1.78 billion above, primarily for manufacturing and IT, including service operations. The Company intends to fund current and future capital asset expenditure requirements from existing financial resources and cash flows.
On December 21, 2007, the Company entered into a patent assignment and license agreement to acquire a portfolio of 55 patents for GSM/UMTS technologies. The purchase price was 120 million Euros, or approximately $173 million based on current foreign exchange rates. The patents will be recorded as non-current assets and amortized over their estimated useful lives.
The Company has not declared any cash dividends in the last three fiscal years.
Cash and cash equivalents, short-term investments and investments were $2.13 billion as at December 1, 2007. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at December 1, 2007, the Company has utilized $17.8 million of the Facility for outstanding Letters of Credit and $82.2 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company has an additional $2.5 million Demand Credit Facility (the “Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at December 1, 2007, the Company has utilized $1.5 million of the Additional Facility for outstanding letters of credit and $1.0 million of this facility was unused. The Company has pledged specific investments as security for this facility.
The Company has an additional $0.4 million unsecured Credit Arrangement (the “Credit Arrangement”). The Credit Arrangement is used to support and secure other operating and financing requirements. As at December 1, 2007, the Company has utilized $0.4 million of the Credit Arrangement for outstanding letters of credit.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2008 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries and income taxes, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At December 1, 2007, approximately 27% of cash and cash equivalents, 34% of trade receivables and 6% of accounts payable and accrued liabilities are denominated in foreign currencies (December 2, 2006 – 6%, 36% and 17%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar and Euro.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in Other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at December 1, 2007. As at December 1, 2007, the net unrealized gain on these forward contracts was approximately $35.0 million (December 2, 2006 – net unrealized gain of $3.9 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts have been designated as economic hedges not subject to hedge accounting, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. As at December 1, 2007, a net unrealized gain of $1.8 million was recorded in respect of this amount (December 2, 2006 – net unrealized

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
loss of $1.0 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at December 1, 2007 is $2.0 million (December 2, 2006 — $1.6 million). While the Company sells to a variety of customers, three customers comprised 16%, 15% and 11% of trade receivables as at December 1, 2007 (September 1, 2007 – three customers comprised 17%, 12% and 10%). Additionally, three customers comprised 21%, 15% and 14% of the Company’s fiscal 2008 third quarter sales (third quarter fiscal 2007 sales – three customers comprised 16%,15% and 12%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company mitigates this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at December 1, 2007, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 40% (December 2, 2006 – 69%).
The Company is exposed to market and credit risk on its investment portfolio. The Company mitigates this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at December 1, 2007, no single issuer represented more than 10% of the total cash and cash equivalents and investments (December 2, 2006 - no single issuer represented more than 12% of the total cash and cash equivalents and investments).

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Impact of Accounting Pronouncements Not Yet Implemented
Fair Value Measurements
In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115
In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.
Business Combinations
In December 2007, the FASB issued SFAS 141(R) Business Combinations. SFAS 141(R) replaces SFAS 141 Business Combinations. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will be required to adopt the standard in the first quarter of fiscal 2010. The Company has not determined what impact the adoption of SFAS 141(R) will have on its consolidated financial statements.
Internal Controls
Changes in Internal Controls Over Financial Reporting
During the three months ended December 1, 2007, no changes were made to the Company’s internal controls over financial reporting policies, procedures and other processes that would have materially affected, or would be reasonably considered to materially affect, the Company’s internal controls over financial reporting.

DOCUMENT 2

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)
Consolidated Balance Sheets

	As at
	December 1,	March 3,
	2007	2007
Assets
Current
Cash and cash equivalents (note 4)	$1,189,995	$677,144
Short-term investments (note 4)	407,173	310,082
Trade receivables	1,037,326	572,637
Other receivables	78,262	40,174
Inventory (note 5)	339,999	255,907
Other current assets (note 14)	127,780	41,697
Deferred income tax asset (note 10)	66,832	21,624

	3,247,367	1,919,265
Investments (note 4)	536,127	425,652
Capital assets (note 6)	634,027	487,579
Intangible assets (note 7)	173,370	138,182
Goodwill (note 8)	114,455	109,932
Deferred income tax asset (note 10)	4,499	8,339

	$4,709,845	$3,088,949

Liabilities
Current
Accounts payable	$229,649	$130,270
Accrued liabilities	545,196	287,629
Income taxes payable (note 10)	323,672	99,958
Deferred revenue	36,038	28,447
Current portion of long-term debt	336	271

	1,134,891	546,575
Long-term debt	7,209	6,342
Deferred income tax liability (note 10)	48,729	52,532
Income taxes payable (note 10)	30,285	—

	1,221,114	605,449

Shareholders’ Equity
Capital stock (note 11)

Authorized — unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 561,002,753 voting common shares (March 3, 2007 - 557,613,432)	2,150,770	2,099,696
Retained earnings	1,240,593	359,227
Paid-in capital	72,854	36,093
Accumulated other comprehensive income (loss) (note 14)	24,514	(11,516)

	3,488,731	2,483,500

	$4,709,845	$3,088,949

Commitments and contingencies (notes 9 and 16)
See notes to the consolidated financial statements.
On behalf of the Board:

Jim Balsillie Director	Mike Lazaridis Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statement of Shareholders’ Equity

				Accumulated
				Other
	Capital	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total
Balance as at March 3, 2007	$2,099,696	$36,093	$359,227	$(11,516)	$2,483,500

Comprehensive income (loss):
Net income	—	—	881,366	—	881,366
Net change in unrealized gains on investments available for sale	—	—	—	8,241	8,241
Net change in derivative fair value during the period	—	—	—	34,394	34,394
Amounts reclassified to earnings during the period	—	—	—	(6,605)	(6,605)

Other paid-in capital (note 12)	—	9,626	—	—	9,626

Shares issued:
Exercise of stock options (note 11)	46,451	—	—	—	46,451
Transfers to capital stock resulting from stock option exercises	4,623	(4,623)	—	—	—
Stock-based compensation (note 12)	—	23,400	—	—	23,400
Excess tax benefits from stock-based compensation (note 12)	—	8,358	—	—	8,358

Balance as at December 1, 2007	$2,150,770	$72,854	$1,240,593	$24,514	$3,488,731

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)
Consolidated Statements of Operations

	For the Three Months Ended		For the Nine Months Ended
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006
Revenue	$1,672,529	$835,053	$4,126,690	$2,106,710
Cost of sales	824,657	382,422	2,014,331	946,266

Gross margin	847,872	452,631	2,112,359	1,160,444

Expenses

Research and development	92,150	61,184	255,255	168,852
Selling, marketing and administration (note 15)	238,175	146,569	613,601	370,810
Amortization	27,653	20,334	76,798	54,858

	357,978	228,087	945,654	594,520

Income from operations	489,894	224,544	1,166,705	565,924

Investment income	23,816	12,666	59,247	37,323

Income before income taxes	513,710	237,210	1,225,952	603,247

Provision for income taxes (note 10)
Current	141,457	50,456	409,266	90,321
Deferred	1,792	11,562	(64,680)	68,738

	143,249	62,018	344,586	159,059

Net income	$370,461	$175,192	$881,366	$444,188

Earnings per share (note 13)
Basic	$0.66	$0.32	$1.58	$0.80

Diluted	$0.65	$0.31	$1.54	$0.78

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Cash Flows

	For the Three Months Ended		For the Nine Months Ended
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006
Cash flows from operating activities

Net income	$370,461	$175,192	$881,366	$444,188

Items not requiring an outlay of cash:

Amortization	47,861	34,642	126,854	92,041
Deferred income taxes	1,564	11,673	(60,587)	66,300
Income taxes payable	1,677	—	30,285	—
Stock-based compensation (note 12)	9,100	4,033	23,400	13,833
Other	10,122	(840)	11,111	(685)
Net changes in working capital items (note 18)	79,784	(14,406)	(41,745)	(54,090)

Net cash provided by operating activities	520,569	210,294	970,684	561,587

Cash flows from financing activities

Issuance of share capital (note 11)	23,268	22,221	46,451	39,421
Other paid-in capital (note 12)	3,353	—	9,626	—
Excess tax benefits from stock-based compensation (note 12)	3,885	5,000	8,358	5,000
Common shares repurchased pursuant to Common Share Repurchase Program (note 11)	—	—	—	(203,933)
Repayment of long-term debt	(81)	(67)	(221)	(196)

Net cash provided by financing activities	30,425	27,154	64,214	(159,708)

Cash flows from investing activities

Acquisition of investments	(177,320)	(35,555)	(359,818)	(44,567)
Proceeds on sale or maturity of investments	18,102	30,464	101,197	66,165
Acquisition of capital assets	(96,522)	(64,139)	(242,270)	(176,843)
Acquisition of intangible assets	(41,027)	(18,720)	(64,484)	(49,412)
Business acquisitions (note 8)	(3,000)	(4,574)	(6,200)	(116,030)
Acquisition of short-term investments	(426,475)	(41,750)	(1,049,961)	(63,506)
Proceeds on sale and maturity of short-term investments	527,038	49,282	1,109,187	134,878

Net cash used in investing activities	(199,204)	(84,992)	(512,349)	(249,315)

Effect of foreign exchange (loss) gain on cash and cash equivalents	(9,698)	713	(9,698)	713

Net increase in cash and cash equivalents for the period	342,092	153,169	512,851	153,277
Cash and cash equivalents, beginning of period	847,903	459,648	677,144	459,540

Cash and cash equivalents, end of period	$1,189,995	$612,817	$1,189,995	$612,817

See notes to the consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 3, 2007, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended December 1, 2007 are not necessarily indicative of the results that may be expected for the full year ending March 1, 2008.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 1, 2008 and March 3, 2007 comprise 52 weeks.

2.	ACCOUNTING PRONOUNCEMENTS

(a)	Adoption of Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in tax positions subject to Statement of Financial Accounting Standard (“SFAS”) No. 109 Accounting for Income Taxes (“SFAS 109”). FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on “a more likely than not” basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. The Company adopted FIN 48 in the first quarter of fiscal 2008 with the impact described in note 10.

(b)	RECENTLY ISSUED PRONOUNCEMENTS

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115

In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting

1

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.

Business Combinations

In December 2007, the FASB issued SFAS 141(R) Business Combinations. SFAS 141(R) replaces SFAS 141 Business Combinations. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will be required to adopt the standard in the first quarter of fiscal 2010. The Company has not determined what impact the adoption of SFAS 141(R) will have on its consolidated financial statements.

3.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007 and note 4 to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.

The Restatement is the result of a voluntary internal review (the “Review”) by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock based awards granted prior to the adoption of the Stock Option Plan.

The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate

2

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules.

Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company continues to cooperate with each of these agencies. While it is not possible to predict at this time what action may result from the investigations, the Company anticipates that RIM or certain of its directors or officers may be subject to potential enforcement action or prosecution, which if successful, could result in civil or criminal penalties or other remedies.

4.	CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND INVESTMENTS

Cash consists of demand deposits held at various financial institutions. Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition. Short-term investments consist of liquid investments with remaining maturities of less than one year and any longer-maturity securities we expect to hold for less than one year. Investments with maturities in excess of one year are classified as non-current investments.

All cash equivalents and investments, other than cost method investments of $5.5 million, are categorized as available-for-sale and are carried at fair value with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the cash equivalents and investments are written down to fair value by a charge to earnings.

5.	INVENTORY

Inventory is comprised as follows:

	As at
	December 1,	March 3,
	2007	2007
Raw materials	$176,015	$121,439
Work in process	177,901	141,938
Finished goods	10,887	8,413
Provision for excess and obsolete inventory	(24,804)	(15,883)

	$339,999	$255,907

3

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
6.	CAPITAL ASSETS

Capital assets are comprised of the following:

	As at December 1, 2007
		Accumulated	Net book
	Cost	amortization	value
Land	$51,033	$—	$51,033
Buildings, leaseholds and other	289,517	42,124	247,393
BlackBerry operations and other information technology	405,026	206,442	198,584
Manufacturing equipment	138,420	87,663	50,757
Furniture and fixtures	144,032	57,772	86,260

	$1,028,028	$394,001	$634,027

	As at March 3, 2007
		Accumulated	Net book
	Cost	amortization	value
Land	$39,509	$—	$39,509
Buildings, leaseholds and other	217,941	29,560	188,381
BlackBerry operations and other information technology	304,778	159,739	145,039
Manufacturing equipment	117,958	66,553	51,405
Furniture and fixtures	106,592	43,347	63,245

	$786,778	$299,199	$487,579

7.	INTANGIBLE ASSETS

Intangible assets comprise the following:

	As at December 1, 2007
		Accumulated	Net book
	Cost	amortization	value
Acquired technology	$59,675	$27,214	$32,461
Licenses	123,224	85,811	37,413
Patents	120,665	17,169	103,496

	$303,564	$130,194	$173,370

4

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	As at March 3, 2007
		Accumulated	Net book
	Cost	amortization	value
Acquired technology	$58,639	$19,183	$39,456
Licenses	90,811	68,177	22,634
Patents	87,630	11,538	76,092

	$237,080	$98,898	$138,182

8.	BUSINESS ACQUISITIONS

During the third quarter of fiscal 2008, the Company purchased the assets and intellectual property of a company. The transaction closed on November 19, 2007. The impact of this acquisition was not material to the Company’s consolidated operating results in the third quarter of fiscal 2008.

During the second quarter of fiscal 2008, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software. The transaction closed on August 22, 2007. The operating results were not material to the Company’s consolidated operating results in the second quarter of fiscal 2008.

During the third quarter of fiscal 2007, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software. The transaction closed on September 22, 2006. The operating results were not material to the Company’s operating results in the third quarter of fiscal 2007.

During the second quarter of fiscal 2007, the Company purchased 100% of the common shares of Slipstream Data Inc. (“Slipstream”). The transaction closed on July 7, 2006. Slipstream provides acceleration, compression and network optimization to enhance the online experience for mobile, dial and broadband subscribers, while significantly reducing bandwidth requirements. The operating results of Slipstream were not material to the Company’s consolidated operating results in the second quarter of fiscal 2007.

During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. (“Ascendent”). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies. The operating results of Ascendent were not material to the Company’s consolidated operating results in the first quarter of fiscal 2007.

In the acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees’ operations have been included in the consolidated financial statements commencing from the closing date to December 1, 2007.

The following table summarizes the fiscal 2008 fair value allocations of the purchase price of the assets acquired and liabilities assumed at the date of acquisition along with prior year’s acquisition allocations:

5

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	For the three months ended		For the nine months ended
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006
Assets purchased
Current assets	$23	$294	$23	$3,705
Capital assets	—	—	—	802
Deferred income tax asset	—	654	—	5,460
Acquired technology	—	1,334	1,035	40,266
Intangible assets	960	—	960	—
Goodwill	2,017	3,272	4,523	85,726

	3,000	5,554	6,541	135,959
Liabilities assumed	—	500	—	8,595
Deferred income tax liability	—	480	341	11,334

	—	980	341	19,929

Net non-cash assets acquired	3,000	4,574	6,200	116,030
Cash acquired	—	89	1	3,649

Net assets acquired	$3,000	$4,663	$6,201	$119,679

The purchase price allocation for the fiscal 2007 acquisitions were finalized in the fourth quarter of fiscal 2007. The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

9.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

The change in the Company’s warranty expense and actual warranty experience for the nine months ended December 1, 2007 as well as the accrued warranty obligations as at December 1, 2007 are set forth in the following table:

Accrued warranty obligations as at March 3, 2007	$36,669
Warranty costs incurred for the nine months ended December 1, 2007	(48,101)
Warranty provision for the nine months ended December 1, 2007	81,928

Accrued warranty obligations as at December 1, 2007	$70,496

6

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
10.	INCOME TAXES

For the first nine months of fiscal 2008, the Company’s net income tax expense was $344.6 million or a net effective income tax rate of 28.1% compared to a net income tax expense of $159.1 million or a net effective income tax rate of 26.4% in the first nine months of fiscal 2007.

The Company has not recorded a valuation allowance against its deferred income tax assets (December 2, 2006 — $nil).

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

The Company adopted the provisions of FIN 48 Accounting for Uncertainty in Income Taxes at the beginning of fiscal 2008 (“the adoption date”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold of more likely than not to be sustained upon examination.

The cumulative effect of the application of FIN 48 as at the adoption date resulted in the Company reclassifying $25.9 million from current taxes payable to non-current taxes payable for uncertain tax positions not expected to be resolved within one year. There was no cumulative effect adjustment to the Company’s fiscal 2008 opening retained earnings.

The Company’s total unrecognized tax benefits as at the adoption date and December 1, 2007 were $152.7 million and $157.0 million respectively. The change in unrecognized tax benefits during the fiscal 2008 relates to a $15.0 million increase due to changes in measurement of existing uncertain tax positions related to the appreciation of the Canadian dollar versus U.S. dollar and other measurement criteria, offset by a $10.7 million decrease regarding the settlement during the third quarter of the fiscal 2008 of an unrecognized tax benefit related to ITCs on research and development expenditures. The Company’s total unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate were $152.7 and $157.0 million as at the adoption date and December 1, 2007 respectively.

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction
Canada (1)	Fiscal 2001 - 2007
United States (1)	Fiscal 2003 - 2007
United Kingdom	Fiscal 2002 - 2007

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. Specifically, the Canada Revenue Agency (“CRA”) is currently examining the Company’s fiscal 2001-2005 Canadian corporate tax filings. The Company expects the CRA to conclude its examination in fiscal 2008 or fiscal 2009. The CRA has also given the Company notice that it will

7

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
begin examining the Company’s fiscal 2006 and fiscal 2007 Canadian corporate tax filings in fiscal 2008 or fiscal 2009. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. It is not possible for the Company to estimate a range of reasonably possible outcomes, or timing, of any adjustments to the total amount of uncertain tax benefits that may result from these audits.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest expense that is netted and reported within Investment income. The amount of interest and penalties accrued as at December 1, 2007 and the adoption date is approximately $3.4 million and nil respectively.

11.	CAPITAL STOCK

The Company declared a 3-for-1 stock split of the Company’s outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007. All share, earnings per share and stock option data for the current, year to date and prior comparative periods have been adjusted to reflect this stock dividend.

	Shares
	Outstanding		Amount
	(000’s	)
Common shares outstanding as at March 3, 2007	557,613		$2,099,696

Exercise of stock options	3,390		46,451
Transfers to capital stock resulting from stock option exercises	—		4,623

Common shares outstanding as at December 1, 2007	561,003		$2,150,770

       During the third quarter of fiscal 2008, there were 1,182,725 stock options exercised.
The Company had 561.0 million voting common shares outstanding, 17.8 million stock options to purchase voting common shares outstanding and no restricted share units outstanding as at December 20, 2007.
Pursuant to the Common Share Repurchase Program, which is no longer in effect, the Company repurchased 19.0 million common shares at a cost of $391,212 during the third quarter of fiscal 2006 and repurchased 9.5 million common shares at a cost of $203,933 during the second quarter of fiscal 2007 which brought the total number of common shares repurchased to the approved maximum of 28.5 million common shares. The amounts paid in excess of the per share paid-in capital of the common shares of $328,231 in the third quarter of fiscal 2006 and $172,171 in the second quarter of fiscal 2007 were charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled. The common shares noted above have been adjusted to reflect the 3-for-1 stock split.

12.	STOCK-BASED COMPENSATION

Stock Option Plan
         The Company has an incentive stock option plan for directors, officers and employees of the Company and its

8

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
subsidiaries.

Effective in fiscal 2007, the Company adopted SFAS 123(R) to record stock compensation expense, using the modified prospective transition (“MPT”) method. Under the MPT method, there is no restatement of prior periods. The adoption of SFAS 123(R) has resulted in a charge to earnings and a credit to paid-in capital of $23.4 million in the first nine months of fiscal 2008 ($13.6 million — first nine months of fiscal 2007).

In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 10.1 million stock options vested and not exercised as at December 1, 2007. There are 13.3 million stock options available for future grants under the stock option plan.

As a result of measures implemented by the Company’s Board of Directors following the Company’s Review (as more fully discussed in note 3), certain outstanding stock options held by directors and officers of the Company were required to be repriced to reflect a higher exercise price. All of the options held by these employees have been repriced as of December 1, 2007 and this has been reflected in the tables below. Repriced options in fiscal 2008 include 69 stock option grants to 44 individuals in respect of options to acquire 9,138,300 common shares. In addition, total restitution amounts including interest received in the second and third quarter for incorrectly priced options that were exercised prior to fiscal 2007 was $8.7 million. As the repricing of the options has increased the exercise price upward, therefore making the options less valuable, there will be no stock compensation expense related to the repricing event.

As previously disclosed, the Company’s Co-Chief Executive Officers voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million by each Co-CEO) of those costs. As part of a settlement agreement reached with a pension fund as more fully described in note 16, an additional CAD $5.0 million (CAD $2.5 million by each Co-CEO) was received in the third quarter of fiscal 2008. The Company received these voluntary payments in the second and third quarters of fiscal 2008 and were recorded net of income taxes as an increase to paid-in capital.

In June 2007, the Board amended the Stock Option Plan to provide that options held by directors of the Company will not terminate upon a director ceasing to be a director of the Company if such person is appointed as a Director Emeritus of the Board. This resulted in a modification for accounting purposes of unvested options previously granted to two directors who were appointed Directors Emeritus during the second quarter of fiscal 2008 which in turn required the Company to record additional compensation expense in the second quarter of fiscal 2008 in the amount of $3.5 million.

9

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of option activity since March 3, 2007 is shown below.

	Options Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise Price	Contractual	Instrinsic
	(in 000’s)	per share	Life in Years	Value

Balance as at March 3, 2007	19,162	$11.76

Granted during the period	2,218	97.88
Exercised during the period	(3,390)	11.26
Forfeited during the period	(158)	23.52

Balance as at December 1, 2007	17,832	$25.03	3.14	$1,585,423

Vested and expected to vest at December 1, 2007	17,302	$24.38	3.09	$1,549,523

Exercisable at December 1, 2007	10,139	$8.83	1.93	$1,064,514

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common stock on December 1, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 1, 2007. The intrinsic value of stock options exercised during the first nine months of fiscal 2008, calculated using the average market price during the period, was approximately $63 per share.

A summary of unvested stock options since March 3, 2007 is shown below:

	Options Outstanding
		Weighted
		Average Grant
	Number	Date Fair
	(in 000’s)	Value

Balance as at March 3, 2007	9,130	$8.03

Granted during the period	2,218	45.74
Vested during the period	(3,506)	4.07
Forfeited during the period	(149)	10.56

Balance as at December 1, 2007	7,693	$20.66

As of December 1, 2007, there was $129.2 million of unrecognized stock-based compensation expense related to

10

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.6 years. The total fair value of stock options vested during the nine months ended December 1, 2007 was $14.3 million.
Cash received from stock option exercises for the nine months ended December 1, 2007 was $46.5 million (December 2, 2006 — $39.4 million).

The weighted average fair value of stock options granted during the quarter was calculated using the Black-Scholes Merton (“BSM”) option-pricing model with the following assumptions:

	For the three months ended		For the nine months ended
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006

Weighted average grant date fair value of stock options granted during the periods	$55.94	$11.37	$45.91	$11.39

Assumptions:
Risk free interest rates	4.3%	4.6%	4.4%	4.9%
Expected life in years	4.7	4.4	4.6	4.4
Expected dividend yield	0%	0%	0%	0%
Volatility	52%	44%	41-52%	44-55%
The Company has not paid a dividend in the previous ten fiscal years and has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan (the “RSU Plan”)

The Company has an RSU plan under which eligible participants include any officer or employee of the Company or its subsidiaries. At the Company’s option, RSUs can be redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates. Compensation expense is measured on the grant date and recognized over the vesting period. The Company recorded compensation expense with respect to RSUs in the nine months ended December 2, 2006 of $282.

The Company did not issue any RSUs in the three month period and nine month period ended December 1, 2007 and there were no RSUs outstanding as at December 1, 2007 (March 3, 2007 - nil).

Deferred Share Unit Plan (the “DSU Plan”)

On December 20, 2007, the Board of Directors adopted a Deferred Share Unit Plan (the “DSU Plan”) under which each outside director will be credited with DSUs in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of RIM. Within a specified period after such a director ceases to be a director of RIM, DSUs will be redeemed for cash, or at RIM’s option and subject to receipt of shareholder approval, shares purchased on the open market or issued from treasury.

11

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
13.	EARNINGS PER SHARE

As described in note 11, a three-for-one stock split was implemented by way of a stock dividend to shareholders of record at the close of business on August 17, 2007. All share, earnings per share and stock option data for the current, year to date and prior comparative periods have been adjusted to reflect this stock dividend.

The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended		For the nine months ended
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006

Net income for basic and diluted earnings per share available to common stockholders	$370,461	$175,192	$881,366	$444,188

Weighted-average number of shares outstanding (000’s) — basic	560,400	552,963	559,100	555,672
Effect of dilutive securities:
Stock options (000’s)	13,300	16,500	13,200	16,800

Weighted-average number of shares and assumed conversions (000’s) — diluted	573,700	569,463	572,300	572,472

Earnings per share — reported
Basic	$0.66	$0.32	$1.58	$0.80
Diluted	$0.65	$0.31	$1.54	$0.78

12

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
14.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following tables:

	For the three months ended
	December 1,	December 2,
	2007	2006

Net income	$370,461	$175,192
Net change in unrealized gains on available-for-sale investments	4,257	4,679
Net change in derivative fair value during the period, net of income tax expense of $5,405 (December 2, 2006 - income tax recovery $5,380)	8,869	(10,158)
Amounts reclassified to earnings during the period, net of income tax expense of $2,181 (December 2, 2006 - income tax expense of $1,110)	(3,579)	(2,097)

Comprehensive income	$380,008	$167,616

	For the nine months ended
	December 1,	December 2,
	2007	2006

Net income	$881,366	$444,188
Net change in unrealized gains on available-for-sale investments	8,241	10,348
Net change in derivative fair value during the period, net of income tax expense of $18,784 (December 2, 2006 - income tax recovery of $3,138)	34,394	(5,928)
Amounts reclassified to earnings during the period, net of income tax expense of $3,710 (December 2, 2006 - income tax expense of $4,117)	(6,605)	(7,773)

Comprehensive income	$917,396	$440,835

13

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The components of accumulated other comprehensive income (loss) are as follows:

	As at
	December 1,	March 3,
	2007	2007

Accumulated net unrealized gains (losses) on available-for-sale investments	$1,847	$(6,394)
Accumulated net unrealized gains (losses) on derivative instruments	22,667	(5,122)

Total accumulated other comprehensive income (loss)	$24,514	$(11,516)

The fair value of derivative instruments of $36.8 million (March 3, 2007 — ($7.3) million) is included in Other current assets ($47.8 million; March 3, 2007 — $5.1 million) and Accrued liabilities ($11.0 million; March 3, 2007 — $12.4 million) on the Consolidated Balance Sheets.

15.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the first nine months of fiscal 2008 includes $2.1 million with respect to a foreign exchange loss (fiscal 2007 — foreign exchange loss of $2.7 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at December 1, 2007, the Company has utilized $17.8 million of the Facility for outstanding letters of credit and $82.2 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

The Company has an additional $2.5 million Demand Credit Facility (the “Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at December 1, 2007, the Company has utilized $1.5 million of the Additional Facility for outstanding letters of credit and $1.0 million of this facility was unused. The Company has pledged specific investments as security for this facility.

The Company has an additional $0.4 million unsecured Credit Arrangement (the “Credit Arrangement”). The Credit Arrangement is used to support and secure other operating and financing requirements. As at December 1, 2007, the Company has utilized $0.4 million of the Credit Arrangement for outstanding letters of credit.

14

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
(b)	Litigation

By letter dated February 16, 2004, T-Mobile Deutschland GmbH (“TMO-DG”) and T-Mobile International AG (collectively, “TMO”) served RIM’s wholly-owned UK subsidiary, Research In Motion UK Limited (“RIM-UK”), with a third party notice in relation to litigation in Germany (the “Neomax Litigation”) in which the plaintiff, Neomax Co., Ltd. (“Neomax”), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Düsseldorf which rejected Neomax’s damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Düsseldorf. On March 26, 2007, the German Federal Patent Court delivered a judgment invalidating certain claims of the subject patent. As a result, the appellate courts have been asked to stay the outstanding appeals pending the decision of the German Federal Patent Court becoming final and binding. It is not anticipated that the appellate courts will rule on the merits of any of the appeals before the fourth quarter of fiscal 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 1, 2007.

By letter dated February 3, 2005 (the “Letter”), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the “Litigation”) for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro has appealed the Munich court’s decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 1, 2007.

On May 1, 2006, Visto Corporation (“Visto”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM’s amended complaint on July 5, 2006 by filing a declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed The declaratory judgment filed by RIM in the Dallas District Court against Visto’s United States Patents No. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto’s patent No. 7,039,679 into one case. RIM’s complaint filed against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was

15

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
dismissed to allow RIM to refile those complaints in the Marshall District Court. RIM’s motion to amend its response to add an infringement claim under the RIM ‘457 and ‘694 patents, along with a declaratory judgment complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007. RIM’s motion to transfer Visto’s declaratory judgment counterclaims filed on July 5, 2006 (against the RIM Patents, US 6,389,457 and 6,219,694) from the Northern District of Texas Court to the Eastern District of Texas Court was granted on May 17, 2007. All of RIM’s and Visto’s claims and counterclaims filed in the Northern District of Texas will now be heard in the Eastern District of Texas case. As of September 21, 2007, the United States Patent & Trademark Office (“PTO”) has issued office actions in re-examination proceedings, rejecting all claims of each of the five patents asserted against RIM in the patent infringement action filed by Visto in the Eastern District of Texas against RIM on April 28, 2006. A claim construction hearing was held on November 1, 2007, in the Eastern District of Texas action. The Magistrate assigned to handle the claim construction hearing granted leave to both RIM and Visto to file supplemental briefs based on Visto’s response to the re-examination proceedings before the PTO. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 1, 2007.

On August 28, 2007, Visto filed a new complaint in the United States Court for the Eastern District of Texas, Marshall Division, against the Company alleging infringement of two United States Patents (United States Patent No. 5,857,201 and 6,324,542). On October 18, 2007 RIM filed its answer to Visto’s complaint in the Eastern District of Texas. Proceedings are currently pending.

On June 15, 2007, RIM filed in the United States District Court for the Northern District of California a complaint against Visto for infringement of U.S. Patent No. 5,889,839, which is owned by RIM. On July 9, 2007, Visto filed its answer to RIM’s complaint asserting defences based on non-infringement, invalidity and unenforceability. On August 29, 2007, Visto filed a motion to amend Visto’s answer and add counterclaims of infringement by RIM of United States patents No. 7,255,231 and 7,228,383 in the Northern District of California case. Proceedings are currently pending.

On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM’s Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. The trial is scheduled to commence April 28, 2008. On June 1, 2007, RIM commenced an action in the Ontario Superior Court of Justice against Visto Corporation and two of its executive officers. The action seeks damages for conspiracy, for false and misleading statements in contravention of the Competition Act, for contravention of the Trade-marks Act, for injurious falsehood and for unlawful interference with RIM’s economic relations. Proceedings are currently pending.

On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto’s U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM’s actions in the U.K. do not infringe the same patent. RIM sent to Visto a non-confidential Product and Process Description (PPD) providing a technical description of RIM’s products offered in the U.K. On February 2, 2007, Visto acknowledged that RIM’s products described in the non-confidential PPD do not infringe Visto’s U.K. patent [EP (UK) 0,996,905]. However, on February 2, 2007 Visto also filed a defence and counterclaim alleging that another RIM product allegedly not in the non-confidential PPD, the Mail Connector product, does infringe Visto’s U.K. patent [EP (UK) 0,996,905]. Visto also alleged that the action filed by RIM in Italy (see below) was filed in bad faith or with gross negligence and that filing the proceedings in Italy amounts to the tort of abuse of process. Visto further has asked the Court to order revocation of RIM’s U.K. patents [EP (UK) 1 096 727] and [EP (UK) 1 126 662]. RIM presented a jurisdictional challenge to Visto’s abuse of process claims related to RIM’s filing of the action in Italy on the basis that the UK Court did not have jurisdiction in the UK for the abuse of process claims. The Court decided in RIM’s favour in a hearing held on April 3, 2007 on RIM’s jurisdictional

16

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
challenge and Visto has appealed the Court’s decision. On April 13, 2007, in view of the fact that Visto acknowledged that RIM’s products described in the PPD do not infringe the Visto UK patent, RIM served a notice of discontinuance that it was withdrawing its request that the Court decide that the RIM products described in the PPD do not infringe the Visto UK patent. The Appeals Court has set a date of December 19, 2007 for Visto’s appeal of the Court’s decision on RIM’s jurisdictional challenge to be heard. A hearing was held in the UK Court on August 7, 2007 on an application filed by Visto requesting a stay of the litigation. The UK Court denied Visto’s request for a stay. Proceedings are currently pending.

On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto’s patent No. EP0996905 invalid and declare that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. On May 28, 2007 Visto filed a request with the Court of Milan that the Court hold a hearing on the issue of whether the Court has jurisdiction to decide that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP 0996905. Proceedings are currently pending.

On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas, Dallas Division, against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill’s Motion to Dismiss. On April 13, 2007 RIM filed an amended complaint which added a declaratory judgment counterclaim to the suit seeking a ruling that DataQuill’s continuation patent of the 304 patent, United States Patent 7,139,591 (the “591 Patent”) is invalid and not infringed by RIM products. On April 24, 2007 DataQuill filed its answer to RIM’s declaratory judgment complaint. DataQuill counterclaimed for infringement of the 304 and 591 patents and is seeking an injunction and monetary damages. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 1, 2007.

On June 6, 2007 Minerva Industries (“Minerva”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against the Company alleging infringement of United States Patent No. 6,681,120 and seeking an injunction and monetary damages. The Company’s answer to the complaint is due January 7, 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 1, 2007.

On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice — Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007 RIM was served with a Fresh As Amended Notice of Application (the “Amended Notice of Application”) by the shareholder. The Amended Notice of Application sought an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregards the interests of the pension fund. Among other things, the pension fund also sought an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM’s option granting practices, seeking damages and ancillary relief against certain of RIM’s directors. On October 5, 2007, RIM and the other defendants entered into an agreement with the shareholder to settle the application and proposed derivative action. Under the settlement, each of the respondents to the application and each of the defendants in the proposed derivative action denied the allegations made against them by the pension fund. The settlement will not result in the payment of any monetary compensation to the pension fund (apart from legal costs) or past or present RIM shareholders. Pursuant to the terms of the settlement, in exchange for a full release, RIM has agreed to certain corporate governance measures

17

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
that are consistent with previously announced measures, and to pay $1.1 million on account of the shareholder’s legal costs which has been recorded in these consolidated financial statements as at December 1, 2007. In addition, as part of the settlement and consistent with their earlier voluntary agreement (described in RIM’s March 5, 2007 press release) to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the management-initiated voluntary review of RIM’s historical stock option granting practices, RIM’s co-CEO’s, Jim Balsillie and Mike Lazaridis, have paid RIM a further CAD $2.5 million each to defray the review costs incurred by RIM. On November 5, 2007, the Ontario Superior Court of Justice granted an order approving the settlement and issuing a representation order that binds all RIM shareholders to the terms of the agreement, except for those who have opted out. Approximately one hundred shareholders opted out of the settlement. Based on those who disclosed the number of shares held by them indicated that, combined, the opt-out shareholders hold approximately 27,400 shares (approximately 0.005% of all outstanding shares). However, certain opt-out shareholders did not disclose the number of shares held by them. On December 10, 2007, the Ontario Superior Court of Justice issued an order extending the opt-out deadline to January 22, 2008 for customers of Goldman Sachs Exchange & Clearing L.P., who did not receive notice of the settlement in the initial mailing.

On October 18, 2007, Saxon Innovations, LLC, filed a complaint in the United States District Court for the Eastern District of Texas, Tyler Division, against RIM and thirteen other defendants alleging infringement of United States Patents Nos. 5,592,555, 5,771,394, 5,502,689, and 5,247,621 and seeking an injunction and monetary damages. RIM’s answer to the complaint is due January 7, 2008. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 1, 2007.

On November 9, 2007, AutoText Technologies, Inc. (“AutoText”) filed a complaint in the United States District Court for the Northern District of Ohio, Eastern Division, against the Company and twenty-three other defendants alleging infringement of United States Patent No. 5,305,205 seeking an injunction and undisclosed monetary damages. At this point, the complaint has still not been served on the Company, so no answer is due to be filed. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 1, 2007.

On December 20, 2007, TeleCommunication Systems, Inc. (“TCS”) filed a complaint in the U.S. District Court for the Eastern District of Virginia, against the Company alleging infringement of United States Patent No. 6,871,215 and seeking monetary damages and an injunction. At this point, the complaint has still not been served on the Company. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 1, 2007.

From time to time, the Company is involved in other claims in the normal course of business. Additional lawsuits, including purported class actions and derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

18

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
17.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

	For the three months ended		For the nine months ended
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006

Revenue

Canada	$121,173	$72,505	$295,552	$169,151
United States	1,001,400	460,680	2,399,801	1,208,532
Other	549,956	301,868	1,431,337	729,027

	$1,672,529	$835,053	$4,126,690	$2,106,710

Revenue

Canada	7.2%	8.7%	7.2%	8.0%
United States	59.9%	55.2%	58.1%	57.4%
Other	32.9%	36.1%	34.7%	34.6%

	100.0%	100.0%	100.0%	100.0%

19

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	For the three months ended		For the nine months ended
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006

Revenue mix

Devices	$1,344,225	$625,626	$3,245,443	$1,533,185
Service	231,897	142,532	606,897	387,985
Software	59,647	43,235	171,317	123,928
Other	36,760	23,660	103,033	61,612

	$1,672,529	$835,053	$4,126,690	$2,106,710

	As at
	December 1,	March 3,
	2007	2007

Capital assets, intangible assets and goodwill

Canada	$814,702	$645,562
United States	58,858	50,321
Other	48,292	39,810

	$921,852	$735,693

Total assets

Canada	$1,697,754	$948,671
United States	1,466,777	983,491
Other	1,545,314	1,156,787

	$4,709,845	$3,088,949

18.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	For the three months ended		For the nine months ended
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006

Trade receivables	$(184,758)	$(72,144)	$(464,689)	$(130,430)
Other receivables	30,070	(2,157)	(38,088)	(2,461)
Inventory	(38,606)	(20,410)	(84,092)	(81,406)
Other current assets	(10,186)	(1,782)	(32,155)	(9,075)
Accounts payable	47,789	(9,912)	99,379	28,128
Accrued liabilities	124,697	50,579	246,595	77,632
Income taxes payable	110,749	39,543	223,714	58,777
Deferred revenue	29	1,877	7,591	4,745

	$79,784	$(14,406)	$(41,745)	$(54,090)

20

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
19.	SUBSEQUENT EVENT

On December 21, 2007, the Company entered into a patent assignment and license agreement to acquire a portfolio of 55 patents for GSM/UMTS technologies. The purchase price was 120 million Euros, or approximately $173 million based on current foreign exchange rates. The patents will be recorded as non-current assets and amortized over their estimated useful lives.
20.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year presentation.

21

DOCUMENT 3

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Michael Lazaridis, Co-Chief Executive Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending December 1, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED: December 21, 2007

/s/ Michael Lazaridis
Michael Lazaridis
Co-Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James Balsillie, Co-Chief Executive Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending December 1, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED: December 21, 2007

/s/ James Balsillie
James Balsillie
Co-Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Brian Bidulka, Chief Accounting Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending December 1, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED: December 21, 2007

/s/ Brian Bidulka
Brian Bidulka
Chief Accounting Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date: December 21, 2007	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Accounting Officer